June 11, 2009

Craig S. On
Executive Vice President, Chief Financial Officer
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, California 94111

Re: UCBH Holdings, Inc.
       Item 4.02 Form 8-K and Form 8-K/A Filed May 20, 2009 and June 3, 2009
       File No. 000-24947

Dear Mr. On:

      We have completed our review of your Form 8-Ks and have no further comments at this time.

          Sincerely,

          Hugh West
          Accounting Branch Chief